Exhibit 99.24

Management's Discussion and Analysis
For the year ended December 31, 2014

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the year ended December 31, 2014 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2014. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Accounting Standards Board. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 18, 2015, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2014 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Description of the Business

Osisko Gold Royalties was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Québec Business Corporations Act and is a company focused on acquiring precious metal and other high-quality royalties and revenue streams. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the recently acquired sliding scale 2.0% - 3.5% NSR on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties on various gold projects, mainly in Ontario and Québec. In addition, the Company owns directly or indirectly exploration projects on three main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to become a leading intermediate mining royalty and exploration company and to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties and streams, and by returning capital to its shareholders by dividend payments and opportunistic share buy-backs. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko will remain focused on high quality gold assets located in favourable jurisdictions, operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. It will also evaluate all opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko will aim to maintain a strong balance sheet and ability to deploy capital.

Highlights – 2015

•	Completed the friendly acquisition of Virginia Mines Inc.; and
•	Completed a bought deal private placement of special warrants for total gross proceeds of $200 million.

Highlights – 2014

•	Revenues of $17.2 million (2013 – nil);
•	12,327 gold ounces earned and sold (2013 – nil);
•	11,915 silver ounces earned and sold (2013 – nil);
•	Net loss[1] of $2.1 million, $0.05 per share (2013 – net loss[1] of $28.7 million, $0.66 per share);
•	Adjusted earnings[2] of $10.1 million, $0.22 per share[2] (2013 – adjusted earnings[2] and adjusted earnings per share[2] of nil);
•	Net cash flows provided by operating activities[1,3] of $5.9 million (2013 – negative $6.7 million);
•	Completed a $42 million private placement of common shares;
•	$100 million revolving credit facility obtained with possibility to increase by $50 million;
•	Declaration of a first quarterly dividend of $0.03 per common share paid on January 15, 2015 to shareholders of record as of the close of business on December 31, 2014; and
•	Divesture of Canadian Malartic mining assets and Hammond Reef and Kirkland Lake exploration assets through friendly transaction with Yamana and Agnico Eagle.

_______________________________________
1	From continuing operations
2

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

3	Before change in non-cash working capital items

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Basis of Financial Presentation

Although Osisko Gold Royalties is a new legal entity, it has been determined under International Financial Reporting Standards (“IFRS”) that for financial reporting purposes, the Company is considered to be a continuation of OMC, as at the closing of the friendly transaction all of its shareholders became the shareholders of Osisko Gold Royalties. The results also reflect a 10 to 1 share consolidation which occurred on June 16, 2014, and accordingly all prior share-related information has been adjusted to reflect this share consolidation, except when otherwise noted.

The Osisko Mining Corporation Transaction

OMC was an intermediate gold producer, which was the subject of an unsolicited take-over initiated against it on January 13, 2014. Following an extensive shareholder value enhancing process, a friendly transaction was announced with Yamana and Agnico Eagle on April 16, 2014, approved by the shareholders of OMC on May 31, 2014 and concluded on June 16, 2014. Under the terms of the agreement, each shareholder of OMC received:

i.	$2.09 in cash;
ii.	0.26471 of a Yamana share;
iii.	0.07264 of an Agnico Eagle share; and
iv.	1/10th of a share of Osisko Gold Royalties.

Osisko Gold Royalties’ initial asset base included:

i.	Cash of $157 million;
ii.	5% NSR on the Canadian Malartic mine;
iii.	2% NSR on the Upper Beaver and Kirkland Lake properties;
iv.	2% NSR on the Hammond Reef Project and other Canadian exploration projects;
v.	$0.40/tonne Canadian Malartic toll milling royalty (after June 16, 2021);
vi.	Mexican exploration properties;
vii.	Portfolio of publicly traded securities in exploration companies;
viii.	Canadian tax pool of $50 million related to the 5% NSR on the Canadian Malartic mine to be used to shelter income from Federal and Québec income taxes; and
ix.	Use of “Osisko” name.

The Company started off with 11 employees including 5 officers who were previously employed by OMC and have in-depth knowledge of the Company’s asset base and the mining industry.

For purposes of the consolidated financial statements, the net assets transferred to the Company as indicated above have been deemed to have been retained by the Company and all other assets and liabilities of Osisko Mining Corporation representing its mining, exploration and evaluation operations in Canada have been deemed to have been distributed to the Company’s shareholders. Accordingly, in accordance with the requirements of IFRIC 17 Distributions of Non-cash Assets to Owners, the following net assets were deemed to have been disposed for proceeds equal to their estimated fair value:

$
Cash and cash equivalents	128,502
Inventories	84,427
Other current assets	48,145
Property, plant and equipment	1,888,040
Restricted cash – non current	48,490
Accounts payable and accrued liabilities	(98,202)
Provisions and other liabilities	(22,944)
Long-term debt (including current portion)	(296,022)
Deferred income and mining taxes	(166,118)

Net assets deemed disposed of	1,614,318

Estimated deemed net proceeds on disposal	3,358,433
Net gain on deemed disposal	1,744,115

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

The net gain is included in the net earnings from discontinued operations. 1.2 million common shares of the Company were deposited with an escrow agent to satisfy the eventual conversion of OMC’s convertible debentures deemed disposed on June 16, 2014. In the event that the holders would not exercise their conversion option by June 16, 2017, the 1.2 million common shares would be returned to the Company for cancellation.

Portfolio of Royalty Interests and Investments

Canadian Malartic

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (“the Operators”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers and has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Since commencement of production, it has produced approximately 1.6 million ounces of gold and over 1.1 million ounces of silver. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011	--	46.6	73.8	79.7	200.1
2012	91.2	92.0	103.8	101.5	388.5
2013	106.0	111.7	120.2	137.3	475.3
2014	140.0	133.2	129.5	132.8	535.5

The Operators indicated that the Canadian Malartic mill processed an average 53,232 tonnes per day in the fourth quarter of 2014, which was a new quarterly record. The Operators indicated that they are looking at various ways to optimize operations at the Canadian Malartic mine. The current crushing circuit has a nameplate capacity of 55,000 tonnes per day. Throughput levels are forecast to be approximately 52,500 tonnes per day in the first half of 2015, increasing to approximately 55,000 tonnes per day in the second half of 2015.

The Operators expect gold production of 560,000 ounces in 2015.

The Operators indicated that ounce reconciliation with the block model continues to be positive (3% to 4% higher) and is an opportunity to provide additional production flexibility going forward.

For more information, refer to the press releases of Yamana and Agnico Eagle dated February 11, 2015 filed on SEDAR (www.sedar.com).

In August 2014, Agnico Eagle and Yamana released updated mineral reserve and resource estimates as at June 15, 2014 for the Canadian Malartic mine. Proven and probable in-pit mineral reserves were estimated at 8.9 million ounces of gold based on a US$1,300 per ounce engineered pit design, a cut-off grade between 0.28 g/t and 0.35 g/t gold, and C$/US$ exchange rate of 1.10.

The reserve base is presented in the table below:

Reserve and resource estimates
with a cut-off grade between 0.28 to 0.35 g/t Au

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	57.6	0.91	1.69
Probable Reserves	205.6	1.10	7.26
Proven & Probable Reserves	263.2	1.06	8.94
Measured and Indicated Resources(1)	314.2	1.07	10.80
Inferred Resources	46.5	0.77	1.14

(1)	Includes proven & probable reserves

For more information, please refer to Agnico Eagle and Yamana NI-43-101 Technical Reports filed on SEDAR (www.sedar.com) on August 13 and 14, 2014 respectively.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Upper Beaver and Kirkland Lake Properties

Osisko owns a 2% NSR royalty on the Upper Beaver project and on the Kirkland Lake properties, which are currently being jointly operated by Agnico Eagle and Yamana through the Canadian Malartic Corporation. The land package covers 220km2 in the prolific Kirkland Lake mining camp in Ontario, which has historical production totalling 20 million ounces. The properties were acquired by OMC in late 2012 through the acquisition of Queenston Mining Inc.

The Operators indicated a new mineral resource estimate for the Upper Beaver deposit: 1,444,000 ounces gold of underground indicated resources at an average grade of 7.00 g/t Au with 0.26% Cu, 796,000 ounces gold of underground inferred resources at 4.66 g/t Au with 0.30% Cu and 250,000 ounces of open-pit inferred resources at 1.99 g/t Au with 0.20% .

The Operators indicated that they have spent $8.15 million from June 16 to December 31, 2014 on their exploration properties with a focus on the Upper Beaver project in Kirkland Lake and the Pandora property, which adjoins Agnico Eagle’s Lapa mine. Activities included the compilation of historical work at the various Kirkland Lake properties and an update of the resource base at the Upper Beaver project. The updated resources are scheduled to be incorporated into a study that will evaluate potential production scenarios at Upper Beaver.

Work at Upper Beaver focused on testing for near surface mineralization, and several holes were drilled to test for mineralization below the current intercepts that encountered high-grade intervals at depths below 1,500 meters. Near surface drilling outlined a small, potentially open-pit resource. Drilling at depth below 1,500 meters encountered mineralization that is comparable in grade and width to that obtained by previous operators.

The Operators indicated that the proposed budget for Kirkland Lake in 2015 is approximately $6.7 million.

For more information, refer to the press releases of Yamana and Agnico Eagle dated February 11, 2015 filed on SEDAR (www.sedar.com).

Hammond Reef Project

The Company owns a 2% NSR royalty on the Hammond Reef Project, which is located near Atikokan in Ontario. The property was acquired by OMC following the take-over of Brett Resources Inc. in 2010. OMC conducted a 629,367 meter drilling program and established in 2013 global measured and indicated resources which currently stand at 5.4 million ounces gold at an average grade of 0.86 g/t Au and the global inferred resource stands at 1.8 million ounces gold at an average grade of 0.72 g/t (based on 0.50 g/t Au lower cut-off).

Other Canadian Properties

The Company owns royalty interests on various other Canadian properties that were held by OMC, including a 2% NSR on the Pandora property, which is located near Agnico Eagle’s Lapa Mine near Cadillac, Québec and 2% NSR on tin properties in the Yukon, which were acquired by OMC as part of the Brett Resources acquisition.

The Operators indicated that at Pandora, seven holes were drilled to test the near surface North Branch zone, and five drill holes were completed from the 101-W Exploration drift at the adjacent Lapa mine to test the mineralization at the South Branch target. Results from the shallow drilling have validated some of the historic results from previous operators and a follow up drill program is being evaluated. At depth, the 101-W drift is scheduled to be extended starting in February with diamond drilling expected to resume at the end of the second quarter of 2015.

The Operators indicated that the proposed budget for Pandora in 2015 is approximately $3.1 million.

For more information, refer to the press releases of Yamana and Agnico Eagle dated February 11, 2015 filed on SEDAR (www.sedar.com).

Investments in companies

The Company’s assets include a portfolio of private company shares and shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

NioGold Mining Corp.

The Company has completed a non-brokered private placement of 14,000,000 flow-through common shares of NioGold Mining Corp. ("NioGold") at a price of $0.35 per share for a total of $4.9 million. Osisko now owns 19.5% of NioGold's issued and outstanding common shares. NioGold has appointed to its Board of Directors two representatives from the senior management of the Company (Sean Rosen and Bryan A. Coates).

In addition, Osisko has acquired rights held by NioGold to repurchase half of the existing net smelter return royalties on the Marban block and Malartic Hygrade-NSM block for an aggregate purchase price $150,000. The acquisition of these royalties would necessitate an outlay of $2.0 million.

NioGold launched in November 2014 a 40,000 meter definition drill program on its wholly-owned Marban deposit located near Malartic, Québec. The aim of the program is to improve the current near surface resources for 100% conversion to measured and indicated category.

Falco Resources Ltd.

The Company acquired 1,488,990 common shares of Falco Resources Ltd. ("Falco") for an aggregate purchase price of $0.7 million, representing approximately 2.04% of the issued and outstanding common shares of Falco. Osisko acquired an additional 1,218,265 common shares of Falco that were previously subject to an escrow agreement at a price of $0.27 per share. Falco has appointed Sean Roosen as Chair of their Board of Directors. Osisko now owns approximately 11.4% of the total issued and outstanding common shares of Falco.

Falco recently completed a $10 million equity financing and is currently undertaking a 16,000 meter surface drill program on its flagship Horne 5 deposit as well as regional drilling campaigns on various targets in the Rouyn-Noranda Camp.

Guerrero (Mexico)

OMC had been active in Mexico in acquiring prospective ground to conduct grassroots activities. These properties were transferred to the Company on June 16, 2014. The Company currently holds approximately 900,000 hectares in the prolific Guerrero Gold Belt (“GGB”). In the past years, the GGB has produced over 30 million ounces of gold discoveries, including the Los Filos Mine held by Goldcorp Inc. and El Limon Project held by Torex Gold Resources Inc.

Security issues have arisen in the Guerrero State which have impacted general access and work activities in the area. It is anticipated that these issues are temporary and that security concerns will be resolved by the Mexican governmental authorities.

The Company has reduced its activities in Mexico and will continue to assess its alternatives in relation to the Guerrero property.

Alaskan Tin Properties (U.S.A.)

The Company owns the Sleitat and Coal Creek Tin-Silver properties, located in Alaska, U.S.A. Osisko has signed a letter of intent to sell these properties.

Acquisition of Virginia Mines Inc.

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Quebec and holding a 2.0% to 3.5% royalty in the Éléonore gold property operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. Under the terms of the transaction, which is structured as a plan of arrangement, each Virginia share is exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares which generated a gain of $7,948,000 at the closing date. Based on the closing price of Osisko’s common shares on February 13, 2015 of $16.31 (closing of the transaction was completed before markets open on February 17, 2015 and the markets were closed on February 16, 2015), the total consideration amounts approximately to $488.7 million. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The weighted average exercise price of the replacement options issued is $8.75 and the total fair value was evaluated at $13,685,000. Transaction costs related to the acquisition and expensed in 2014 amount approximately to $1,572,000. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

As part of the transaction, two major Québec-based institutional investors participated in private placements totalling $70 million ($42 million to Osisko and $28 million to Virginia). Osisko also granted the institutional shareholders a 15% right to participate in any future royalty or revenue stream acquired by Osisko under the same terms and conditions of Osisko. The right to participate provides the Company with additional financial capacity to pursue its growth opportunities.

The Virginia acquisition brings several benefits to Osisko including:

i)	Diversification of revenues with the addition of the Éléonore royalty from Goldcorp Inc.’s world-class Éléonore mine, which is expected to achieve commercial production in the first quarter of 2015;
ii)	Increases the optionality to additional gold reserves at the Éléonore mine and from various projects in the emerging James Bay Camp;
iii)	Exposure to new base metals with the Coulon Project;
iv)	Portfolio of non-producing royalties; and
v)	First-rate exploration focused on the James Bay area in the Province of Québec.

Production at the Éléonore mine for 2015 is expected to be between 290,000 and 330,000 gold ounces. Goldcorp Inc. expects to reach commercial production by the end of the first quarter of 2015. The ramp-up from 3,500 tonnes per day to the design throughput of 7,000 tonnes per day remains on track for the first half of 2018. Exploration drilling during 2015 will focus on expanding reserves in the lower portion of the mine. For more information, refer to the press release of Goldcorp Inc. dated January 12, 2015 and filed on SEDAR (www.sedar.com).

Bought Deal Private Placement of $200 million

On January 21, 2015, Osisko announced that it has entered into an agreement with a syndicate of underwriters who have agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitles the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each full Warrant will entitle the holder thereof to purchase one Common Share of Osisko at a price of $36.50 per Common Share, for a period of 84 months following the closing date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. Transaction costs are estimated at $10,279,000 for net proceeds of $189,741,000.

Initiation of a Quarterly Dividend Program

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program. The first quarterly dividend of $0.03 per common share of the Company was declared on November 16, 2014 and paid on January 15, 2015 to shareholders of record as of the close of business on December 31, 2014. The 1.2 million common shares held by an escrow agent are not eligible to the dividend.

Revolving Credit Facility

In the fourth quarter of 2014, the Company obtained with the National Bank of Canada a $100 million Revolving Credit Facility to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal and other high-quality streams. The facility may be increased by $50 million at Osisko’s request.

The Revolving Credit Facility is secured by the Company’s assets, including the royalties, and has a two-year term, which can be extended by one year on each anniversary date. The facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and the London Inter-Bank Offer Rate (“LIBOR”) loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on the Company’s leverage ratio. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at December 31, 2014, all such ratios and requirements were respected The Revolving Credit Facility increases the financial capacity of the Company as it competes for the acquisition of royalties and metal revenue streams.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Gold Market and Currency

Gold Market

Precious metals started to recover in 2014 from their 2013 lows, however these gains were erased in the second semester. After a robust first semester that was mainly driven by geopolitics and rising macro level risks, gold price per ounce tumbled in the second semester to close at US$1,206, mostly driven by a strong U.S. dollar and the perception of a strengthening U.S. economy.

During the year 2014, the gold price per ounce varied between a high of US$1,385 and a low US$1,142 and averaged US$1,266.

During 2014, the market was driven by the following developments:

•	U.S. economic data coming in above expectations, particularly the employment data and unemployment rate;
•	Expectation that the U.S. Federal Reserve will hike interest rates and curb its asset purchase program; and
•	Strength in the U.S. dollar.

Despite these events, Osisko believes the fundamentals of the gold market remain well in place:

•	Worsening U.S. trade balances;
•	Continuing high level of global debt;
•	Currency crisis in emerging markets;
•	Weak economic data from China and concerns on default risk;
•	Strengthening demand for physical gold; and
•	Geopolitical unrest.

Global gold mine production continues to be relatively stable. The challenges of new production discoveries, high capital costs, suspension of major projects and permitting issues lead Osisko to believe that global production will remain stable or decline in the near/medium term.

The 5-year historical price is as follows:

(US$/ounce)	High	Low	Average	Close
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

The average prices of gold and silver in US$ are summarized below:

	Realized prices	Market prices
	per ounce	per ounce (i)

Gold	1,229	1,247
Silver	18	18

(1)

Market prices are based on the average London PM fixing for gold and average fixing for silver and are for the period from June 16, 2014 to December 31, 2014 to reflect the average price since the existence of the Canadian Malartic NSR royalty.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Currency

The Company is subject to currency fluctuations as its revenues are in U.S. dollars and its expenses are mainly denominated in Canadian dollars. A weaker Canadian dollar, as seen in the last months, increases the sales presented in Canadian dollars on the consolidated statement of income (loss) as the sales of gold and silver are traded in U.S. dollars.

The exchange rate for the Canadian/U.S. is outlined below:

	High	Low	Average	Close
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Selected Annual Financial Information
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	2014 (3)	2013 (3)	2012 (3)

Continuing operations:
Revenues	17,179	-	-
Operating loss	(1,735)	(16,284)	(8,159)
Net loss	(2,095)	(28,684)	(21,570)
Basic and diluted net loss per share	(0.05)	(0.66)	(0.56)

Total assets	269,965	2,222,001	2,687,905

Operating cash flows from continuing operations(1)	5,894	(6,669)	(7,070)

Gold royalties received (ounces)	12,327	-	-
Gold ounces sold	12,327	-	-

Average selling price of gold (per ounce sold)
In C$	1,374	-	-
In US$ (2)	1,229	-	-

Shares outstanding (in thousands)
Basic and diluted weighted average	45,964	43,719	38,858

Discontinued operations:
Revenues	347,663	675,648	665,375
Expenses (including income and mining tax expense)	416,515	1,102,067	(553,017)
Net earnings (loss)	(68,852)	(426,419)	112,358
Net gain on deemed disposal	1,744,115	-	-
Net earnings (loss) from discontinued operations	1,675,263	(426,419)	112,358
Basic and diluted net earnings (loss) per share	36.45	(9.75)	2.87

Gold ounces produced	249,454	475,277	388,478
Gold ounces sold	241,707	464,991	394,603

Average selling price of gold (per ounce sold)
In C$	1,418	1,433	1,668
In US$ (2)	1,290	1,388	1,669

(1)	Before change in non-cash working capital items.
(2)	Using actual exchange rates at the date of the transactions.
(3)	Financial information in Canadian dollars and prepared in accordance with IFRS.

In 2014, the operating loss amounted to $1.7 million and the net loss from continuing operations was $2.1 million, compared to an operating loss of $16.3 million and a net loss from continuing operations of $28.7 million in 2013. The net loss from continuing operations in 2014 and 2013 are mainly the results of exploration and evaluation expenses, write-offs of exploration projects and impairments of investments. The Company started recording revenues from the sale of gold and silver from its 5% NSR on the Canadian Malartic mine only in the third quarter of 2014.

For 2013 and prior to June 16, 2014, allocation of general and administrative expenses to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and USA and the management of the investment portfolio. From June 16, 2014 onwards, general and administrative expenses reflect the current activities of the Company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Discontinued operations reflect results of the Canadian mining, exploration and evaluation activities of OMC until June 15, 2014 that are deemed to have been disposed of, and include the gain on the deemed disposal of net assets realized on June 16, 2014.

Overview of Financial Results

Financial Summary – Year 2014

•	Revenues of $17.2 million compared to nil in 2013;
•	Net loss from continuing operations of $2.1 million or $0.05 per basic and diluted share compared to net loss of $28.7 million or $0.66 per basic and diluted share in 2013;
•	Adjusted earnings[4] of $10.1 million or $0.22 per share[4] compared to adjusted earnings[4] or adjusted earnings per share[4] of nil in 2013;
•	Operating loss from continuing operations of $1.7 million in 2014 compared to $16.3 million in 2013; and
•	Net cash flows provided by operating activities from continuing operations before change in non-cash working capital items of $5.9 million compared to net cash flows used of $6.7 million in 2013.

For the year 2014, Osisko’s net loss from continuing operations amounted to $2.1 million (net loss per share of $0.05) compared to net loss of $28.7 million in 2013 (net loss per share of $0.66) . Revenues in 2014 amounted to $17.2 million from the sale of gold and silver from the 5% NSR royalty received from the Canadian Malartic mine compared to nil in 2013. A change of refiner from the owners of the Canadian Malartic mine increased the delay between the shipment to the refinery and the credit to Osisko’s account and, as a result, a total of 1,881 ounces of gold arising from the 5% NSR royalty were only received in Osisko’s account in January 2015. The market value of these 1,881 gold ounces amounts to US$2,268,000 (C$2,631,000) using the London PM fixing on December 30, 2014 of US$1,206/oz.

Consolidated Statement of Income (Loss)

The following table presents summarized Consolidated Statements of Income (Loss) for the years ended December 31, 2014 and 2013 (in thousands of dollars):

		2014	2013
		$	$
Revenues	(a)	17,179	-

Expenses
General and administrative	(b)	(5,285)	(903)
Business development	(c)	(3,344)	-
Exploration and evaluation	(d)	(6,010)	(7,259)
Write-off of property, plant and equipment	(e)	(4,275)	(8,122)

Operating loss		(1,735)	(16,284)

Other income (expenses) - net	(f)	2,931	(12,274)

Earnings (loss) before income taxes		1,196	(28,558)

Income tax expense	(g)	(3,291)	(126)

Net loss from continuing operations		(2,095)	(28,684)

Net earnings (loss) from discontinued operations	(h)	1,675,263	(426,419)

Net earnings (loss)		1,673,168	(455,103)

Basic and diluted net loss from continuing operations per share		(0.05)	(0.66)
Basic and diluted net loss per share		36.40	(10.41)

________________________________________
4

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

(a)	Revenues are comprised of the following:

		2014				2013
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold	1,375	12,327	16,944		-	-	-
Silver	20	11,915	235		-	-	-
			17,179				-

(b)

In 2014, general and administrative expenses (G&A) are higher than 2013 at $5.3 million compared to $0.9 million. For 2013 and up to June 15, 2014, allocation of G&A to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and U.S.A. and the management of the investment portfolio. Since June 16, 2014, G&A includes actual salaries and expenses to support the royalty agreement as well as start-up related costs, including initial listing and legal fees.

(c)	Business development expenses reflect activities since June 16, 2014 for a total of $3.3 million and include costs incurred to date associated with the acquisition of Virginia for $1.6 million.

(d)	Exploration and evaluation expenses amounted to $6.0 million compared to $7.3 million in 2013. In 2014, work has mainly been done in Mexico.

(e)

In 2014, write-off of property, plant and equipment amounted to $4.3 million compared to $8.1 million in 2013 as a result of abandoned grassroots projects in Mexico and the U.S.A. in 2014 and Mexico, the U.S.A. and Argentina in 2013.

(f)

Other net income in 2014 includes a net gain on investment of $2.3 million, interest income of $2.1 million and a gain on foreign exchange of $0.6 million, partially offset by an impairment charge on financial assets of $1.6 million and a share of loss in associates of $0.8 million. In 2013, other net expenses include an impairment charge on financial assets of $10.6 million, a net loss on financial assets of $2.0 million and a share of loss in associates of $1.1 million, partially offset by interest income of $1.3 million.

(g)

The effective income tax rate in 2014 is 275% compared to 0.4% in 2013. The elements that impacted the effective income taxes in 2014 are losses in foreign jurisdictions not recognized, losses before June 16, 2014 that are not recognized for fiscal purposes as well as non-deductible expenses related to the acquisition costs of Virginia. The income tax expense for 2014 is all related to deferred income taxes.

(h)

Discontinued operations reflect results of the Canadian mining, exploration and evaluation activities of OMC until June 15, 2014 that are deemed to have been disposed of, and include the gain on the deemed disposal of net assets realized on June 16, 2014.

The results of the Canadian mining, exploration and evaluation operations of OMC that are deemed to have been disposed of have been reclassified as discontinued operations as follows:

	2014	2013
	$	$
Results from discontinued operations:
Net gain on deemed disposal	1,744,115	-
Results of discontinued operations:
Revenues	347,663	675,048
Expenses	(333,536)	(1,100,111)
Net loss before income and mining taxes	14,127	(424,463)
Income and mining tax expense	(82,979)	(1,956)
Net loss	(68,852)	(426,419)
Net earnings (loss) from discontinued operations	1,675,263	(426,419)
Net earnings (loss) per share from discontinued operations	36.45	(9.75)

For the year ended December 31, 2013, net loss from discontinued operations was the result of the impairment charge for the Hammond Reef gold project of $530.9 million, partially compensated by a related deferred tax recovery of $43.1 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Liquidity and Capital Resources

As at December 31, 2014, the Company’s cash and cash equivalents amounted to $175.2 million compared to $161.4 million as at December 31, 2013.

The acquisition of Virginia on February 17, 2015 has increased cash resources (including short-term investments) by approximately $60 million and it is expected that the net proceeds of the special warrants private placement will add an additional $190.3 million.

Furthermore, the Company has access to up to $150 million in cash under its Revolving Credit Facility to acquire royalties and metal revenue streams.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	2014	2013

Cash flows from continuing operations
Operations	5,894	(6,669)
Working capital items	2,127	169
Operating activities	8,021	(6,500)
Investing activities	(33,289)	(4,197)
Financing activities	197,411	12,823
Effects of exchange rate changes on cash and cash equivalents	593	-
Change in cash and cash equivalents from continuing operations	172,736	2,126
Change in cash and cash equivalents from discontinued operations	(158,970)	66,050
Increase in cash and cash equivalents	13,766	68,176
Cash and cash equivalents – beginning of period	161,405	93,229
Cash and cash equivalents – end of period	175,171	161,405

Operating Activities

Cash flows provided by operating activities from continuing operations amounted to $8.0 million in 2014 compared to $6.5 million used in 2013. The change is mainly due to revenues from royalties in 2014, partially compensated by higher G&A expenses.

Investing Activities

Cash flows used in investing activities from continuing operations amounted to $33.3 million in 2014 compared to $4.2 million in 2013. In 2014, additional investments were made for $15.2 million in Virginia, $10.0 million in Highland Copper Company Inc. (“Highland”), $4.9 million in NioGold, $1.0 million in Nighthawk and $1.0 million in Falco.

The investment in Highland Copper is in the form of a $10.0 million secured loan obtained in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland. Highland also granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland's White Pine North and Copperwood.

In 2014, the Company also invested $150,000 in the acquisition of rights on NSR for the Marban block and Malartic Hygrade – NSM block. It also invested $1.1 million in property, plant and equipment, mainly in exploration and evaluation activities in Mexico, compared to $5.2 million in 2013.

In 2014, the Company sold investments for proceeds of $0.1 million compared to $1.0 million in 2013.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Financing Activities

In 2014, cash provided by financing activities from continuing operations amounted to $197.4 million compared to $12.8 million in 2013. In 2014, cash was provided by the issuance of shares from private placements, the exercise of options and warrants and the share purchase plan. In 2013, the share issuance was related to the exercise of options and the share purchase plan.

The following table summarizes the financings completed in 2014 and 2013:

			Gross		Net Cash
	No of Shares/	Price	Proceeds		Proceeds
	Units	($)	($000’s	)	($000’s	)

2014 – from June 16
Private placements(i)	2,794,411	15.03	42,000		39,173
Total	2,794,411		42,000		39,173

2014 – prior to June 16(ii)
Exercise of Options	12,415,151	6.33	78,575		78,575
Exercise of Warrants	12,500,000	6.25	78,125		78,125
Employee Share Purchase Plan – Employee Portion	261,970	5.97	1,567		1,567
Total	25,177,121		158,267		158,267

2013(ii)
Private placement – flow-through shares	1,416,400	6.25	8,853		8,791
Exercise of Options	668,634	2.58	1,725		1,725
Employee Share Purchase Plan – Employee Portion	461,768	5.00	2,307		2,307
Total	2,546,802		12,885		12,823

(i)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to la Caisse de dépôt et placement du Québec and le Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42 million.

(ii)	Excluding the effect of share consolidation where for each common share of OMC held, shareholders received one tenth of a common share of the Company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

		2014			(3)				2013 (3)
	Q4	Q3		Q2		Q1	Q4	Q3	Q2	Q1

Cash (1)	175,171	156,757		156,741		258,078	210,455	171,590	153,695	139,278
Working capital	171,135	156,082		155,588		178,409	132,350	80,055	83,595	68,731
Total assets	269,965	192,917		189,287		2,266,385	2,222,001	2,188,005	2,168,856	2,716,288
Total long-term debt	-	-		-		311,046	316,951	328,568	331,459	335,949
Shareholders’ equity	263,226	191,196		187,742		1,761,244	1,731,068	1,706,919	1,690,138	2,180,064

Earnings (loss) attributable to Osisko shareholders from continuing operations	(2,182)	5,833		(2,250)		(3,496)	(8,468)	(3,877)	(11,345)	(4,994)
Basic net earnings (loss) per share from continuing operations	(0.04)	0.12		(0.05)		(0.08)	(0.19)	(0.09)	(0.26)	(0.11)
Earnings (loss) attributable to Osisko shareholders	(2,182)	5,833		1,645,276		24,241	10,488	9,755	(492,762)	17,416
Basic net earnings (loss) per share	(0.04)	0.12		36.88	(4)	0.55	0.24	0.22	(11.28)	0.40
Weighted average shares outstanding (000’s) - Basic and diluted	48,534	46,700	(4)	44,608	(4)	43,955	43,837	43,719	43,670	43,650

Price of gold (average US$)	1,201	1,282		1,288		1,293	1,276	1,326	1,415	1,632
Closing exchange rate(2) (US$/Can$)	1.1601	1.1208		1.0676		1.1053	1.0636	1.0285	1.0512	1.0156

(1)	Includes cash and cash equivalents, restricted cash and short-term investments.
(2)	Bank of Canada Noon Rate.
(3)	Financial information in Canadian dollars and prepared in accordance with IFRS.
(4)	Adjusted to reflect the 1.2 million shares held in escrow.

During the second quarter of 2014, the Company recognized a net gain of $1.7 billion from the deemed disposal of the majority of its assets further explained under section Discontinued Operations. In the second quarter of 2014, the reduction in total assets and shareholders’ equity and elimination of total long-term debt are also explained by such deemed disposal.

Fourth Quarter Results

•	Revenues of $7.6 million compared to nil in 2013;
•	Net loss from continuing operations of $2.2 million or $0.04 per basic and diluted share compared to net loss of $8.5 million or $0.19 per basic and diluted share in 2013;
•	Adjusted earnings[5] of $3.1 million or $0.06 per share[5] compared to adjusted earnings[5] or adjusted earnings per share[5] of nil in 2013;
•	Operating loss of $0.4 million in 2014 compared to $2.6 million in 2013; and
•	Net cash flows provided by operating activities before change in non-cash working capital items of $2.6 million compared to negative $1.7 million in 2013.

During the fourth quarter of 2014, Osisko’s net loss from continuing operations amounted to $2.2 million (net loss per share of $0.04) compared to net loss of $8.5 million in 2013 (net loss per share of $0.19) . Net loss for the quarter reflects $7.6 million in revenues from the sale of gold and silver from the 5% NSR received from the Canadian Malartic mine. A change of refiner from the owners of the Canadian Malartic mine increased the delay between the shipment to the refinery and the credit to Osisko’s account and, as a result, a total of 1,881 ounces of gold arising from the 5% NSR royalty were only received in Osisko’s account in January 2015. The market value of these 1,881 gold ounces amounts to US$2,268,000 (C$2,631,000) using the London PM fixing on December 30, 2014 of US$1,206/oz.

________________________________________
5

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

The financial results for the fourth quarter are as follows (in thousands of dollars):

		2014	2013

Revenues	(a)	7,608	-

Expenses
General and administrative	(b)	(3,095)	(192)
Business development	(c)	(2,711)	-
Exploration and evaluation	(d)	(750)	(1,475)
Write-off of property, plant and equipment	(e)	(1,444)	(950)

Operating loss		(392)	(2,617)

Other expenses - net	(f)	(344)	(5,791)

Loss before income taxes		(736)	(8,408)

Income tax expense	(g)	(1,446)	(60)

Net loss from continuing operations		(2,182)	(8,468)

Net earnings from discontinued operations	(h)	-	18,956

Net earnings (loss)		(2,182)	10,488

Basic and diluted net loss from continuing operations per share		(0.04)	(0.19)
Basic and diluted net earnings (loss) per share		(0.04)	0.24

(a)	Revenues are comprised of the following:

	Three months ended				Three months ended
	December 31, 2014				December 31, 2013
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold	1,369	5,484	7,507		-	-	-
Silver	19	5,392	101		-	-	-
			7,608				-

(b)

For the three months ended December 31, 2014, G&A are higher than 2013 at $3.1 million compared to $0.2 million. For 2013 and up to June 15, 2014, allocation of G&A to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and U.S.A. and the management of the investment portfolio. Since June 16, 2014, G&A includes actual salaries and expenses to support the royalty agreement as well as start-up related costs, including initial listing and legal fees.

(c)

Business development expenses reflect activities since June 16, 2014 for a total of $2.7 million in the fourth quarter of 2014 and include costs incurred to date associated with the acquisition of Virginia Mines for $1.4 million.

(d)	Exploration and evaluation expenses amounted to $0.8 million in the fourth quarter of 2014 compared to $1.5 million in the corresponding period of 2013. In 2014, work has mainly been done in Mexico.

(e)

During the three months ended December 31, 2014, write-off of property, plant and equipment amounted to $1.4 million compared to $1.0 million in the fourth quarter of 2013 as a result of abandoned grassroots projects in Mexico in the fourth quarter of 2014 and Mexico, the U.S.A. and Argentina in in the fourth quarter of 2013.

(f)

Other expenses in the fourth quarter of 2014 include a net loss on financial asset of $0.7 million and a share of loss of associates of $0.2 million, partially offset by interest income of $0.6 million and a foreign exchange gain of $0.4 million. In the fourth quarter of 2013, other expenses include an impairment charge on financial assets of $6.0 million and a share of loss of associates of $0.4 million, partially offset by interest income of $0.4 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

(g)

The effective income tax rate in the fourth quarter of 2014 is -196% compared to -1% in the fourth quarter of 2013. The elements that impacted the effective income taxes in Q4 2014 are losses in foreign jurisdictions not recognized and non-deductible expenses related to the acquisition costs of Virginia. The income tax expense for the fourth quarter of 2014 is all related to deferred income taxes.

(h)	Discontinued operations reflect results of the Canadian mining, exploration and evaluation activities of OMC that are deemed to have been disposed of on June 16, 2014.

The results of the Canadian mining, exploration and evaluation operations of OMC that are deemed to have been disposed of have been reclassified as discontinued operations as follows:

		Three months ended
		December 31,
	2014	2013
	$	$
Results from discontinued operations:
Net gain on deemed disposal	-	-
Results of discontinued operations:
Revenues	-	185,774
Expenses	-	(152,762)
Net earnings before income and mining taxes	-	33,012
Income and mining tax expense	-	(14,056)
Net earnings	-	18,956
Net earnings from discontinued operations	-	18,956

Net earnings per share from discontinued operations	-	0.43

Outlook

Osisko Gold Royalties’ 2015 outlook on royalties is based on the publicly available forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, and for the Éléonore mine published by Goldcorp.

Attributable royalty production for 2015 is estimated at 28,000 gold ounces for the Canadian Malartic mine and 2,600 to 3,400 gold ounces for the Éléonore mine. The Company also expects to continue its exploration programs in the James Bay area on properties owned by Virginia for approximately $11 million, of which about $9 million has been funded by flow-through shares and Québec institutional partners.

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at December 31, 2014, minimum commitments remaining under these leases were approximately $4,569,000 over the following years:

$

2015	1,197
2016	866
2017	802
2018	852
2019	852
4,569

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Related Party Transactions

The compensation paid or payable to key management for employee services is presented below: (in thousands of dollars)

	2014	2013
	$	$
Salaries and short-term employee benefits	2,232	173
Share-based compensation	1,415	-
	3,647	173

Compensation included in discontinued operations(i)	30,981	11,182

(i)	In 2014, discontinued operations include $14.9 million of termination payments to officers following the transaction with Yamana and Agnico Eagle.

In 2013, key management participated in non-brokered private placements by OMC and acquired 66,000 flow-through shares (post-consolidation of shares: 6,600 flow-through shares) for gross proceeds of $412,500. The flow-through shares were acquired under the same terms and conditions set forth for all subscribers.

There are no other related party transactions.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of February 18, 2015, 81,655,679 common shares were issued and outstanding, which excludes a total of 1,200,000 common shares held by an escrow agent in the event of a conversion of the convertible debentures contracted by OMC. If the conversion option is not exercised by June 16, 2017, the shares held by an escrow agent will be returned to the Company for cancellation. A total of 2,597,170 common share options were outstanding to purchase common shares under the Company’s share option plan.

Subsequent Events

Acquisition of Virginia Mines Inc.

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Quebec and holding a 2.0% to 3.5% royalty in the Éléonore gold property operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. Under the terms of the transaction, which is structured as a plan of arrangement, each Virginia share is exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares which generated a gain of $7,948,000 at the closing date. Based on the closing price of Osisko’s common shares on February 13, 2015 of $16.31 (closing of the transaction was completed before markets open on February 17, 2015 and the markets were closed on February 16, 2015), the total consideration amounts approximately to $488.7 million. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The weighted average exercise price of the replacement options issued is $8.75 and the total fair value was evaluated at $13,685,000. Transaction costs related to the acquisition and expensed in 2014 amount approximately to $1,572,000. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Bought deal private placement of $200 million

On January 21, 2015, Osisko announced that it has entered into an agreement with a syndicate of underwriters who have agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitles the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each full Warrant will entitle the holder thereof to purchase one Common Share of Osisko at a price of $36.50 per Common Share, for a period of 84 months following the closing date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. Transaction costs are estimated at $10,279,000 for net proceeds of $189,741,000.

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party operators to maintain an economic production. An investment in the Company's common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. Internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the ICFR. There were no changes to the ICFR during the three months ended December 31, 2014. The CEO and CFO have evaluated the effectiveness of the Company’s DCP and ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as of December 31, 2014, the Company’s design and operation of its DCP and ICFR were effective in providing reasonable assurance that material information regarding this report, and the annual consolidated financial statements and other disclosures was made known to them on a timely basis and reported as required and that the financial statements present fairly, in all material aspects, the financial condition, results of operations and cash flows of the Company as of December 31, 2014. The CEO and CFO also concluded that no material weaknesses existed in the design of the ICFR.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the presentation of interests on the consolidated statements of cash flows as described below.

The accounting policies, methods of computation and presentation applied to each of the 2014 quarterly unaudited condensed interim consolidated financial statements are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2014, except for the presentation of interests on the consolidated statements of cash flows. Interest income and interest expense were previously classified under investing activities and financing activities, respectively, in the consolidated statement of cash flows. Following the changes in the business activities of Osisko, management considers that the classification of interest income and interest expense under operating activities better reflects the current activities of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. As a result, interest income of $1,340,000 included under investing activities in 2013 was reclassified under operating activities and interest expense of $22,314,000 included under financing activities from discontinued operations in 2013 was reclassified under operating activities from discontinued operations.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidation financial statements for the year ended December 31, 2014 filed on SEDAR (www.sedar.com).

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2014 filed on SEDAR (www.sedar.com).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2014 filed on SEDAR (www.sedar.com).

Recently Issued Reporting Standards

New accounting standard issued and in effect

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The Company has adopted IFRIC 21 effective January 1, 2014. This change was made in accordance with the applicable transitional provision. The adoption of IFRIC 21 did not affect the Company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2014. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 9, Financial Instruments (“IFRS 9”)

In November 2009 and October 2010, the International Accounting Standards Board (“IASB”) issued the first phase of IFRS 9, Financial Instruments. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The final version of IFRS 9 was issued in July 2014 and includes a third measurement category for financial assets (fair value through other comprehensive income) and a single, forward-looking ‘expected loss’ impairment model.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management is currently reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations such as IFRIC 13 - Customer Loyalty Programmes. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new Standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. Management is currently reviewing the impact that this standard will have on its consolidated financial statements.

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net loss from continuing operations” less certain items: “Before June 16, 2014 allocation of expenses”, “Write-off of property, plant and equipment and mineral properties”, “Unrealized gain (loss) on financial assets”, ‘Impairment on available-for-sale assets”, “Share of loss of associates” and “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per shares is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013

(in thousands of dollars, except per share amounts)

Net loss from continuing operations for the period	(2,182)	(8,468)	(2,095)	(28,684)

Adjustments:
Before June 16, 2014 allocation of expenses	-	1,260	2,913	6,669
Write-off of property, plant and equipment	1,444	950	4,275	8,122
Unrealized loss (gain) on financial assets	737	(168)	(2,320)	1,973
Impairment on available-for-sale assets	-	6,013	1,612	10,645
Share of loss of associates	242	353	824	1,149
Transaction costs – Virginia Mines Inc.	1,448	-	1,572	-
Deferred income tax expense	1,446	60	3,291	126

Adjusted earnings	3,135	-	10,072	-

Weighted average number of common shares outstanding (000’s)	48,534	43,719	45,964	43,680

Adjusted earnings per share	0.06	-	0.22	-

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements". All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from the Virginia acquisition. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko and the Schedule I to the management information circular of OMC which created Osisko and which are filed on SEDAR and also provide additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

February 18, 2015

Osisko Gold Royalties	Management’s Discussion and Analysis
2014 – Annual Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0070
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead	Bryan A. Coates, President
Françoise Bertrand	John Burzynski, Senior Vice President, New Business
Victor H. Bradley	Development
Pierre Labbé	André Gaumond, Senior Vice President, Northern
Charles E. Page	Development and Exploration
John Burzynski, Senior Vice President, New Business	Elif Lévesque, Vice President, Finance and Chief
Development	Financial Officer
André Gaumond, Senior Vice President, Northern	Paul Archer, Vice President, Northern Exploration
Development and Exploration	André Le Bel, Vice President, Legal Affairs and
Corporate Secretary
Joseph de la Plante, Vice President, Corporate Development

Senior Management – Technical Services
Luc Lessard, President, Osisko Mining Group
Robert Wares, Chief Geologist, Osisko Mining Group

Legal Counsel
Bennett Jones LLP
Lavery, de Billy LLP

Auditors
PricewaterhouseCoopers LLP

Transfer Agent
Canadian Stock Transfer Company

Exchange listings
Toronto Stock Exchange - OR